As filed with the Securities and Exchange Commission on April 3, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Silicon Storage Technology, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

no par value per share

(Title of Class of Securities)

827057 10 0

(CUSIP Number of Class of Securities of Underlying Common Stock)

Bing Yeh

President and Chief Executive Officer

Silicon Storage Technology, Inc.

1171 Sonora Court

Sunnyvale, California 94086

Telephone: (408) 735-9110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John T. McKenna, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square

3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,488,905	$137.12

*                 Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 7,901,551 shares of Common Stock of Silicon Storage Technology, Inc., no par value per share (“Common Stock”), having an aggregate value of $3,488,905 as of March 31, 2008 will be amended or replaced pursuant to this offer.  The aggregate value was calculated based on the Black-Scholes option pricing model.

**         $39.30 per $1,000,000 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐           Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not applicable                                                Filing Party:  Not applicable

Form or Registration No.:  Not applicable                                                Date Filed:  Not applicable

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.

☒          Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Schedule TO

CUSIP No. 827057 10 0

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible 409A Options and to Replace Eligible Underwater Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Amend and Replace”), under the section entitled Summary Term Sheet and the section entitled Frequently Asked Questions, is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)                                 Name and Address.  The name of the issuer is Silicon Storage Technology, Inc., a California corporation (the “Company” or “SST”), the address of its principal executive office is 1171 Sonora Court, Sunnyvale, California 94086 and the telephone number of its principal executive office is (408) 735-9110.  The information set forth in the Offer to Amend and Replace under Section 11, Information Concerning SST, is incorporated herein by reference.

(b)                                Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Amend and Replace by the Company pursuant to which the Company is offering (1) certain option holders the opportunity to amend certain stock options to purchase Common Stock to modify the exercise price per share of these options in order to limit the potential adverse tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, under the Offer to Amend (as defined in the Offer to Amend and Replace), and (2) certain option holders the opportunity to replace certain stock options to purchase Common Stock with options that have an exercise price per share equal to the closing price per share of Common Stock on the Expiration Date (as defined in the Offer to Amend and Replace) as reported on the NASDAQ Global Market, under the Offer to Replace (as defined in the Offer to Amend and Replace).  The Company is making the Offer upon the terms and subject to the conditions described in the Offer to Amend and Replace, including the conditions described in Section 7 of the Offer to Amend and Replace.  The stock options that are the subject of the Offer are those stock options that have each of the following characteristics:

(i)                                    were granted under the Silicon Storage Technology, Inc. 1995 Equity Incentive Plan;

(ii)                                 have an exercise price as follows:

(x)                                with respect to the Offer to Amend, have an exercise price per share that is lower than the fair market value per share of Common Stock on the date that has been determined to be the revised measurement date for that option for financial accounting purposes; and

(y)                               with respect to the Offer to Replace, have an exercise price per share, immediately after the expiration of the Offer to Amend, that is greater than $4.00 and greater than the closing price per share of Common Stock on the Expiration Date, as reported on the NASDAQ Global Market;

(iii)                              are outstanding on the Expiration Date; and

(iv)                            are held by an individual who is, on the Expiration Date, a current employee of the Company (or any subsidiary of the Company) and, with respect to the Offer to Amend, is or may be subject to income taxation with respect to that option prior to its exercise during the term of that option in the United States.

Option holders who elect to amend or replace their Eligible Options (as defined in the Offer to Amend and Replace) will receive an email within three business days after the Expiration Date confirming their elections, pursuant to which such options will be amended or replaced as described in the Offer to Amend and Replace.  The subject class of securities consists of the Eligible Options.  The actual number of shares of Common Stock subject to the amendment or replacement will depend on the number of shares of Common Stock subject to the Eligible Options approved for amendment or replacement by the holders of such Eligible Options.  The information set forth in the Offer to Amend and Replace under Section 1, Material Terms; Additional Definitions; Offer to Amend Eligible 409A Options; Offer to Replace Eligible Underwater Options; Terminated Employees; Expiration Date; No Other Rights; Additional Considerations, and Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

(c)                                  Trading Market and Price.  The information set forth in the Offer to Amend and Replace under Section 8, Price Range of Common Stock Underlying the Options, is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)                                 Name and Address.  The information set forth under Item 2(a) above and in the Offer to Amend and Replace under Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)                                 Material Terms.  The information set forth in the Offer to Amend and Replace under the section entitled Summary Term Sheet, the section entitled Frequently Asked Questions, Section 1, Material Terms; Additional Definitions; Offer to Amend Eligible 409A Options; Offer to Replace Eligible Underwater Options; Terminated Employees; Expiration Date; No Other Rights; Additional Considerations, Section 2, Purpose of the Offer, Section 3, Status of Eligible Options Not Amended or Replaced, Section 4, Procedures for Tendering Eligible 409A Options and Eligible Underwater Options, Section 5, Withdrawal Rights, Section 6, Acceptance of Eligible 409A Options for Amendment and Eligible Underwater Options for Replacement, Section 7, Conditions of the Offer, Section 9, Source and Amount of Consideration; Terms of Amended Options or New Options, Section 13, Accounting Consequences of the Offer, Section 14, Legal Matters; Regulatory Approvals, Section 15, Material U.S. Federal Income Tax Consequences, Section 16, Extension of the Offer; Termination; Amendment, and Attachment B to the Offer to Amend and Replace are incorporated herein by reference.

(b)                                Purchases.  The information set forth in the Offer to Amend and Replace under Section 1, Material Terms; Additional Definitions; Offer to Amend Eligible 409A Options; Offer to Replace Eligible Underwater Options; Terminated Employees; Expiration Date; No Other Rights; Additional Considerations, and Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)                                 Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Amend and Replace under Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)                                 Purposes.  The information set forth in the Offer to Amend and Replace under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)                                Use of Securities Acquired.  Not applicable.

(c)                                 Plans.  At present, the Board of Directors of the Company is composed of seven members.  The Company from time to time evaluates strategic acquisitions and will continue to do so in the future.  The Company may issue its stock or pay cash in connection with such acquisitions.  The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock.  The information set forth in the Offer to Amend and Replace under Section 8, Price Range of Common Stock Underlying the Options, is incorporated herein by reference, and Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                                 Source of Funds.  The information set forth in the Offer to Amend and Replace under Section 1, Material Terms; Additional Definitions; Offer to Amend Eligible 409A Options; Offer to Replace Eligible Underwater Options; Terminated Employees; Expiration Date; No Other Rights; Additional Considerations, Section 13, Accounting Consequences of the Offer, Section 9, Source and Amount of Consideration; Terms of Amended Options or New Options, and Section 17, Fees and Expenses, is incorporated herein by reference.

(b)                                Conditions.  The information set forth in the Offer to Amend and Replace under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d)                                Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)                                 Securities Ownership.  The information set forth in the Offer to Amend and Replace under Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

(b)                                Securities Transactions.  The information set forth in the Offer to Amend and Replace under Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)                                 Solicitations or Recommendations.  The information set forth in the Offer to Amend and Replace under Section 17, Fees and Expenses, is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a)                                 Financial Information.  The information set forth in Item 8, Financial Statements and Supplementary Data, of SST’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 18, 2008, including all material incorporated by reference therein, is incorporated herein by reference.  The information set forth in the Offer to Amend and Replace under Section 11, Information Concerning SST, and Section 18, Additional Information, and Certain Risks of Participating in the Offer (beginning on page 20 of the Offer to Amend and Replace), is incorporated herein by reference.  SST’s Annual Report on Form 10-K can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)                                Pro Forma Financial Information.  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)                                 Agreements, Regulatory Requirements and Legal Proceedings.

(1)                                 The information set forth in the Offer to Amend and Replace under Section 12, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers, is incorporated herein by reference.

(2)                                 The information set forth in the Offer to Amend and Replace under Section 14, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)                                 Not applicable.

(4)                                 Not applicable.

(5)                                 Not applicable.

(b)                                Other Material Information.  The information set forth in the Offer to Amend and Replace under Section 11, Information Concerning SST, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible 409A Options and to Replace Eligible Underwater Options, dated April 3, 2008.
99.(a)(1)(B)*	Memorandum, dated February 11, 2008, from SST Stock Administration to SST employees.
99.(a)(1)(C)	Form of Commencement Notice.
99.(a)(1)(D)	Screenshot of Logon Screen to https://ssti.equitybenefits.com.
99.(a)(1)(E)	Screenshot of Welcome Screen to https://ssti.equitybenefits.com.
99.(a)(1)(F)	Screenshot of Election Form: Offer to Amend Eligible 409A Options.
99.(a)(1)(G)	Screenshot of Election Form: Offer to Amend Eligible 409A Options – Election Not to Amend.
99.(a)(1)(H)	Screenshot of Election Review: Offer to Amend Eligible 409A Options – Election to Amend.
99.(a)(1)(I)	Screenshot of Election Review: Offer to Amend Eligible 409A Options – Election Not to Amend.
99.(a)(1)(J)	Screenshot of Agreement to Terms of Election: Eligible 409A Options.
99.(a)(1)(K)	Screenshot of Election Form: Offer to Replace Eligible Underwater Options.
99.(a)(1)(L)	Screenshot of Election Review: Offer to Replace Eligible Underwater Options.
99.(a)(1)(M)	Screenshot of Agreement to Terms of Election: Eligible Underwater Options.
99.(a)(1)(N)	Screenshot of Form(s) of Election Confirmation Statement.
99.(a)(1)(O)	Screenshot of Election Information Screen.
99.(a)(1)(P)	Screenshot of Contact Information Screen.
99.(a)(1)(Q)	Form of Paper Election Form.
99.(a)(1)(R)	Form of Reminder Notice – No Election.
99.(a)(1)(S)	Form of Reminder Notice – Election.
99.(a)(1)(T)	Form of Email Regarding Election Confirmation Statement.
99.(a)(1)(U)	Form of Email Regarding Final Election Confirmation Statement.
99.(a)(1)(V)	Form of Stock Option Agreement – Amended Option.
99.(a)(1)(W)	Form of Stock Option Agreement – New Option.
99.(a)(1)(X)

Silicon Storage Technology, Inc.’s Annual Report on Form 10-K for its year ended December 31, 2007, filed with the Securities and Exchange Commission on March 18, 2008, and incorporated herein by reference.

99.(a)(5)	Employee Presentation.
99.(b)	Not applicable.
99.(c)	Not applicable.
99.(d)

Silicon Storage Technology, Inc.’s 1995 Equity Incentive Plan, filed as amended as Exhibit 99.1 to its Registration Statement on Form S-8, File No. 333-108345, filed on August 29, 2003, and incorporated herein by reference.

99.(e)	Not applicable.
99.(f)	Not applicable.
99.(g)	Not applicable.
99.(h)	Not applicable.

*                                         Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

[Remainder of this page intentionally left blank]

Schedule TO

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2008

SILICON STORAGE TECHNOLOGY, INC.

By:	/s/ BING YEH
Name:	Bing Yeh
Title:	President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible 409A Options and to Replace Eligible Underwater Options, dated April 3, 2008.
99.(a)(1)(B)*	Memorandum, dated February 11, 2008, from SST Stock Administration to SST employees.
99.(a)(1)(C)	Form of Commencement Notice.
99.(a)(1)(D)	Screenshot of Logon Screen to https://ssti.equitybenefits.com.
99.(a)(1)(E)	Screenshot of Welcome Screen to https://ssti.equitybenefits.com.
99.(a)(1)(F)	Screenshot of Election Form: Offer to Amend Eligible 409A Options.
99.(a)(1)(G)	Screenshot of Election Form: Offer to Amend Eligible 409A Options – Election Not to Amend.
99.(a)(1)(H)	Screenshot of Election Review: Offer to Amend Eligible 409A Options – Election to Amend.
99.(a)(1)(I)	Screenshot of Election Review: Offer to Amend Eligible 409A Options – Election Not to Amend.
99.(a)(1)(J)	Screenshot of Agreement to Terms of Election: Eligible 409A Options.
99.(a)(1)(K)	Screenshot of Election Form: Offer to Replace Eligible Underwater Options.
99.(a)(1)(L)	Screenshot of Election Review: Offer to Replace Eligible Underwater Options.
99.(a)(1)(M)	Screenshot of Agreement to Terms of Election: Eligible Underwater Options.
99.(a)(1)(N)	Screenshot of Form(s) of Election Confirmation Statement.
99.(a)(1)(O)	Screenshot of Election Information Screen.
99.(a)(1)(P)	Screenshot of Contact Information Screen.
99.(a)(1)(Q)	Form of Paper Election Form.
99.(a)(1)(R)	Form of Reminder Notice – No Election.
99.(a)(1)(S)	Form of Reminder Notice – Election.
99.(a)(1)(T)	Form of Email Regarding Election Confirmation Statement.
99.(a)(1)(U)	Form of Email Regarding Final Election Confirmation Statement.
99.(a)(1)(V)	Form of Stock Option Agreement – Amended Option.
99.(a)(1)(W)	Form of Stock Option Agreement – New Option.
99.(a)(1)(X)

Silicon Storage Technology, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 18, 2008, and incorporated herein by reference.

99.(a)(5)	Employee Presentation.
99.(b)	Not applicable.
99.(c)	Not applicable.
99.(d)

Silicon Storage Technology, Inc.’s 1995 Equity Incentive Plan, filed as amended as Exhibit 99.1 to its Registration Statement on Form S-8, File No. 333-108345, filed on August 29, 2003, and incorporated herein by reference.

99.(e)	Not applicable.
99.(f)	Not applicable.
99.(g)	Not applicable.
99.(h)	Not applicable.

*                                         Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.